RIGHTSCORP, INC.

April 8, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Katherine Wray
Attorney-Adviser

Re:	Rightscorp, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 16, 2016
File No. 333-199991

Dear Ms. Wray:

Rightscorp, Inc. (the “Company”) hereby submits a response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 14, 2016 relating to Amendment No. 3 to the Registration Statement on Form S-1.

General

1. With respect to the third-party statements added in your most recent amendment including, but not limited to, reports from WGA West and Nashville Songwriters Association International, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Response:

References to the industry reports, including WGA West and Nashville Songwriters Association, have been removed from the registration statement.

2. We note that you cite to the URLs for various websites on page 16. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to SEC Release No. 33-7856 for further guidance regarding the use of hyperlinks in your prospectus.

Response:

The URLs have been removed from the registration statement.

Business

Overview, page 16

3. We note your disclosure stating that “[w]ithout Rightscorp, Inc., any creator of music, motion pictures, television shows, books and software is faced with the reality that their work and property may be distributed for free worldwide on the internet,” and “[w]ithout Rightscorp, there is little recourse available to them to reduce the harm they incur from the illegal distribution.” Please tell us why you believe that owners of intellectual property have “little recourse” to other options to identify and collect settlements related to unlawful distribution of protected works. Alternatively, revise to deemphasize the statement that your solutions are the only options for rights holders.

Response:

The references to the Company being the only options for rights holders have been removed from the registration statement.

Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 29

4. We note that you present certain measures related to STWA’s financial performance during Mr. Kyte’s tenure as Chief Financial Officer. When referencing the prior performance of Mr. Kyte at STWA, please consider expanding your disclosure to provide additional information, for example STWA’s revenue and net income growth during those periods. Additionally, ensure your discussion is balanced with any material challenges encountered during his tenure as CFO of STWA.

Response:

The measures related to STWA’s financial performance during Mr. Kyte’s tenure have been removed from the registration statement.

Signatures, page 47

5. Your registration statement must be signed by the controller or principal accounting officer or the person performing a similar function. Please include the required signature or identify the person signing the registration statement in this capacity in your next amendment. Refer to the Instructions to the Signatures section of Form S-1.

Response:

Robert Michael Reveley has been identified as the Company’s principal accounting officer.

The Company hereby acknowledges that:

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact our counsel Jeff Cahlon at (212) 398-2742.

Very truly yours,

/s/ Christopher Sabec
Chief Executive Officer